UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

001-41208
(Commission File Number)

NOVONIX LIMITED

(Translation of registrant’s name into English)

Level 38

71 Eagle Street

Brisbane, QLD 4000 Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FORWARD-LOOKING STATEMENTS

The Australian Securities Exchange (“ASX”) announcements filed as Exhibits 99.1, 99.2 and 99.3 hereto contain forward-looking statements about the Company and the industry in which we operate that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this announcement, including statements regarding our future results of operations, financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions. Examples of forward-looking statements in the announcements include, among others, statements we make regarding the performance of our Generation 3 Furnaces and their ability to meet customer specifications, and cost, throughput and sustainability targets, our increased production target and timing of commercial production of our Riverside facility, our ability to achieve profitability and sales price targets, and the efforts and potential benefits of our working with the U.S. Department of Energy, our ability to satisfy future capital needs and secure financing to scale operations and construct a new production facility, the timing of our future site expansions, our ability to maintain leadership in R&D efforts for battery materials, , potentially monetizing the 48C investment tax credit, realizing the potential value of the combination of Mount Dromedary natural graphite assets with Lithium Energy Limited graphite assets and the initial public offering of Axon Graphite, our ability to help lead the localization of the North American supply chain for synthetic graphite and achieve and maintain market recognition as a leader in the battery materials sector, the continuing development of ESG program, and our ability to attract and retain directors and employees.. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov. Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in the announcements filed as exhibits hereto. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in such announcements is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

EXHIBIT INDEX

Exhibit No. Description

Exhibit 99.1 Quarterly Activities Report and Appendix 4C for three months ended March 31, 2024, dated April 17, 2024

Exhibit 99.2 ASX Announcement (Chairman’s Address to Annual General Meeting), dated April 17, 2024

Exhibit 99.3 Presentation to Annual General Meeting held on April 17, 2024

Exhibit 99.4 Results of Annual General Meeting held on April 17, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVONIX LIMITED By: /s/ Dr John Christopher Burns Dr. John Christopher Burns Chief Executive Officer

Date: April 18, 2024